EXHIBIT 12

INDIANA MICHIGAN POWER COMPANY AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

						Twelve	Three
						Months	Months
	Years Ended December 31,					Ended	Ended
	2008	2009	2010	2011	2012	3/31/2013	3/31/2013
EARNINGS
Income Before Income Taxes	$190,133	$297,347	$189,517	$201,434	$157,801	$166,987	$64,720
Fixed Charges (as below)	164,660	173,293	174,965	168,003	168,656	168,958	42,145
Total Earnings	$354,793	$470,640	$364,482	$369,437	$326,457	$335,945	106,865

FIXED CHARGES
Interest Expense	$89,851	$101,145	$104,465	$97,665	$102,739	101,897	24,211
Credit for Allowance for Borrowed Funds Used During Construction	4,609	8,348	8,500	7,838	4,717	5,861	2,634
Estimated Interest Element in Lease Rentals	70,200	63,800	62,000	62,500	61,200	61,200	15,300
Total Fixed Charges	$164,660	$173,293	$174,965	$168,003	$168,656	168,958	42,145

Ratio of Earnings to Fixed Charges	2.15	2.71	2.08	2.19	1.93	1.98	2.53